

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2025

Tamara Jovonovich
Chief Executive Officer
Jabez Biosciences, Inc.
6393 Blackstone Dr.
Zionsville, IN 46077

> **Re:** **Jabez Biosciences, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Exhibit No. 6.1**
> **Filed December 19, 2024**
> **File No. 024-12509**

Dear Tamara Jovonovich:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jim Byrd